FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated September 25, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
investor.relations@telekom.hu

Magyar Telekom announces changes to its organizational structure

Budapest — September 25, 2007 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces today that its Board of Directors decided to re-shape the Company’s management and organizational structure in order to enhance service quality and improve cost efficiency, as well as exploit new, innovative service and business opportunities.

Today’s decision reflects the significant structural changes that are underway in the telecommunications industry, driven by long-term industry trends. The ongoing technological development and innovation, changes in customer demand, as well as the changing market dynamics and convergence experienced throughout the industry, have resulted in a shift of focus away from technology and towards the demands of individual customer segments. As a consequence, Magyar Telekom’s operational structure in telecommunications services must be aligned with this development, to allow the company to continue to cope successfully with intensifying market competition.

Accordingly, Magyar Telekom’s executive management has devised a new management structure, based on a Group operational model structured around customer segments. The new structure, which will support the Group’s achievement of its strategic goals, will be introduced on January 1, 2008, as approved by the Board of Directors. Both the organizational framework and scope of activity of individual business units, and the responsibility spheres of senior management will be affected. The main changes are as follows:

•                  The Consumer Services Business Unit will comprise comprehensive marketing, sales and customer relations activities of both mobile and wireline consumer products and brands (T-Mobile, T-Com, T-Online).

•                  The Business Services Business Unit will provide mobile and wireline telecommunications, infocommunications and system integration services (including marketing, sales and customer relations activities) under the T-Systems brand to key business partners (large corporate customers) as well as small and medium businesses.

•                  An Alternative Businesses and Corporate Development Business Unit will be established comprising content, media and other non-access services; it will also be responsible for new business development and the coordination of innovative activities. Accordingly, media and content service activities, which will be separated from T-Online Hungary from October 2007 will also be incorporated into this business unit.

•                  The mobile and wireline network management and development activities will be transferred to the current IT Management area, which will take responsibility for Technology and IT Management.

The number of senior executive positions will remain unchanged. The Management Committee, responsible for the operational management of the Group, will continue to have 7 members (Chairman-CEO and 6 Chief Officers). János Winkler (currently Chief Officer of Mobile Services line of business) will be appointed Chief Operating Officer of Consumer Services Business Unit, and the Business Services Business Unit will be headed by Chief Operating Officer István Papp. György Simó (currently head of the Wireline Services line of business and CEO T-Online Hungary) has been assigned by the Board of Directors to head the Alternative Businesses and Corporate Development Business Unit. The expanded Technology and IT Management area will remain under the direction of István Maradi as Chief Technology Officer, while Thilo Kusch and Éva Somorjai will continue to hold their respective positions as Chief Financial Officer and Chief Human Resources Officer.

The Board of Directors has instructed Magyar Telekom’s Management Committee to elaborate the details of the related changes that will take place in the Company’s operations and activities, and start negotiations on these with the relevant employee representative bodies. Magyar Telekom will provide information about the expected financial impacts of the changes and the details of the agreements after the closing of these negotiations.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Rita Walfisch	Magyar Telekom IR	+36 1 457 6036
investor.relations@telekom.hu

Change in Magyar Telekom’s Management

Budapest — September 25, 2007 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that its Board of Directors today appointed István Papp as Chief Operating Officer of the Business Services Business Unit (T-Systems). He will take up his position on October 16, 2007. In parallel, István Papp will become member of Magyar Telekom’s Management Committee.

Chief Officer Zoltán Tankó, the current head of the business unit, is resigning his position by mutual agreement and with the consent of Magyar Telekom’s Board of Directors with effect from October 15, 2007.

Magyar Telekom expressed thanks to Zoltán Tankó for his successful work and contribution to promoting the development of the company since 1996. Zoltán Tankó said, commenting on his resignation: “The 11 years I have spent serving the business customers of Magyar Telekom has been a very interesting and useful period. During this time we have made the traditional telephone service provider into the country’s most competitive IT and telecom systems integration company. I think it is time for me to utilize my experiences in another area. I thank my colleagues and co-workers for their support.”

István Papp (35) holds a degree in economics and an MBA diploma from Warnborough University in Ireland. He started his professional career at Integra Kft. From 1996 he worked at Anixter Distribution Hungary, first as commerce director and then regional head of sales. In 1999 he joined Cisco Systems Hungary Kft. During the past 8 years he served in several executive positions at the company and directed its large enterprise, service provider, government, small and medium enterprise, as well as partner relations lines of business. In August 2005, he was appointed head of the region comprising eight countries (Albania, Bosnia-Herzegovina, Croatia, Macedonia, Montenegro, Serbia, Slovenia and Hungary); and was Cisco Systems Director responsible for the Adriatic region and Hungary.

István Papp currently does not hold any Magyar Telekom shares.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: September 25, 2007